                                                        Filed by Heartport, Inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                               Subject Company:  Heartport, Inc.
                                                   Commission File No.:  0-28266


PRESS RELEASE

                  JOHNSON & JOHNSON TO ACQUIRE HEARTPORT, INC.

New Brunswick, NJ, January 26, 2001 - Johnson & Johnson (NYSE: JNJ), the worldwide manufacturer of health care products, and Heartport, Inc. (NASDAQ:
HPRT), a manufacturer of less invasive cardiac surgery products, today announced that they have entered into a definitive agreement pursuant to which Johnson & Johnson will acquire Heartport.

The transaction will be accounted for under the purchase method and is valued at approximately $81 million. Heartport shareholders will receive $2.72 in Johnson & Johnson common stock for each outstanding share of Heartport.

Heartport, Inc., located in Redwood City, California, is one of the industry pioneers in developing, manufacturing and selling less invasive cardiac surgery products that enable surgeons to perform a wide range of less invasive open-chest and minimally invasive heart operations, including stopped heart and beating heart procedures.


Heartport will become a wholly owned subsidiary of Johnson & Johnson and will operate as a part of the ETHICON Worldwide franchise, which manufactures and markets surgical devices.

"The addition of Heartport demonstrates Johnson & Johnson's expanding commitment to the cardiovascular market. It further broadens our worldwide offering of innovative surgical solutions for our customers and it provides ETHICON with a full complement of products to meet the cardiac surgeon's needs in this rapidly growing segment," said Dennis Longstreet, Company Group Chairman, ETHICON Worldwide.

"We believe this agreement best benefits our shareholders, surgeons and most of all their patients. Our goal has always been to bring the benefits of less invasive cardiac surgery to the widest possible patient population. We firmly believe ETHICON has been and is equally committed to that goal as well," said Casey M. Tansey, Heartport's President and Chief Executive Officer.

The transaction is subject to customary conditions, including approval by a majority of the shareholders of Heartport and Hart-Scott-Rodino clearance. The companies expect the transaction to be completed during the second quarter of 2001.

                                    * * * * *

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the companies' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. These and other applicable risks are summarized in the cautionary statement filed as Exhibit 99(b) to Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended January 2, 2000 and under the caption "Risk Factors" in Heartport's Quarterly Report for the quarterly period ended September 30, 2000, each of which is filed with the Securities and Exchange Commission. Neither Johnson & Johnson nor Heartport assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Johnson & Johnson and Heartport will file a proxy statement/prospectus and other documents regarding the proposed acquisition described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Johnson & Johnson, Heartport and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Heartport seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Johnson & Johnson and Heartport with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by directing a request to:

         Johnson & Johnson
         One Johnson & Johnson Plaza
         New Brunswick, New Jersey  08933
         Attn:  Investor Relations
         [Tel] 732-524-6491

or

         Heartport, Inc.
         700 Bay Road
         Redwood City, California 94063
         Attn:  Investor Relations
         [Tel] 650-482-4290


Johnson & Johnson, its directors, executive officers and certain other members of Johnson & Johnson's management and employees may be deemed to be participants in the solicitation of proxies from Heartport's stockholders with respect to the transactions contemplated by the proposed transaction described above. Information regarding the participants is included in Johnson & Johnson's proxy statement for its 2000 Annual Meeting of Stockholders, which was filed with the SEC on March 8, 2000.

This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Johnson & Johnson.

Heartport, its directors, executive officers and certain other members of Heartport's management and employees may be deemed to be participants in the solicitation of proxies from Heartport's stockholders with respect to the transactions contemplated by the proposed transaction described above. Information regarding the participants is included in Heartport's proxy statement for its 2000 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2000. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Heartport.

CONTACTS:

   Johnson & Johnson Contacts:                      Heartport Contacts:
   Jeff Leebaw - Media Relations                    Casey Tansey
   732-524-3350                                     650-482-4290
   Helen Short - Investor Relations                 Jim Weiss
   732-524-6491                                     415-203-0328
   Andrea Ferris -Investor Relations
   732-524-6486